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As filed with the Securities and Exchange Commission on May 19, 2008.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

GENCO SHIPPING & TRADING LIMITED
(Exact name of registrant as specified in its charter)

Republic of the Marshall Islands (State or other jurisdiction of incorporation or organization)	98-043-9758 (I.R.S. Employer Identification No.)

299 Park Avenue, 20th Floor
New York, New York 10171
(646) 443-8550
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

John C. Wobensmith
Chief Financial Officer
299 Park Avenue, 20th Floor
New York, New York 10171
(646) 443-8550
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
Attention: Thomas E. Molner, Esq.
(212) 715-9100
Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this Registration Statement.

          If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

          If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☒

          If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting Company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)

Common Stock, par value $.01 per share(3)	6,250,000 shares	$78.925	$493,281,250	$19,386

(1)
Pursuant to Rule 457(c) of the Securities Act of 1933, as amended (the "Securities Act"), the offering price is estimated based on the average of the high and low prices for the Common Stock on the New York Stock Exchange on May 12, 2008 (i.e., as of a date within five business days prior to filing).

(2)
Pursuant to Rule 457(p) of the Securities Act, $9,791 of the $53,500 filing fee paid in connection with the registrant's prior registration statement on Form S-3, Registration No. 333-140158, representing the portion of the filing fees corresponding to unsold securities under such prior registration statement, is offset against the filing fee due in connection with this registration statement. Accordingly, a filing fee of $9,595 is paid herewith.

(3)
Each share of common stock includes one preferred stock purchase right pursuant to our shareholder rights plan. No separate consideration is payable for the preferred stock purchase rights.

Subject To Completion, Dated May 19, 2008

PROSPECTUS

The information in this prospectus is not complete and may be changed. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

6,250,000 Shares

COMMON STOCK

Genco Shipping & Trading Limited is offering 2,702,637 shares of common stock and the selling shareholders identified in this prospectus are offering a total of 3,547,363 shares of common stock. We will not receive any proceeds from the shares of common stock sold by the selling shareholders.

Our common stock is listed on the New York Stock Exchange under the symbol "GNK." The closing price of our common stock on the New York Stock Exchange on May 16, 2008 was $84.00 per share.

Investing in our common stock involves risks. See "Risk Factors" beginning on page 9.

PRICE $          A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Company	Proceeds to Selling Shareholders
Per Share	$	$	$	$
Total	$	$	$	$

Genco Shipping & Trading Limited has granted the underwriters a 30-day option to purchase up to 625,000 additional shares to cover any over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on or about May      , 2008.

Global Coordinator

MORGAN STANLEY    JEFFERIES & COMPANY    JPMORGAN    DAHLMAN ROSE & COMPANY

DNB NOR MARKETS

May     , 2008

i

PROSPECTUS SUMMARY

        This summary highlights some basic information contained or incorporated by reference in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, as well as the documents incorporated by reference, especially the risks of investing in our common stock discussed under "Risk Factors" and under the caption "Risk Factors" in our filings with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), incorporated by reference into this prospectus. Unless we or the context otherwise indicates, in this prospectus references to "we," "us," "our company" and "our" refer to Genco Shipping & Trading Limited and its subsidiaries. Unless otherwise stated in this prospectus, we have assumed throughout this prospectus that the underwriters' over-allotment option is not exercised.

About Genco

        We are a leading drybulk shipping company with a strong record of disciplined growth. We transport iron ore, coal, grain, steel products and other drybulk cargoes along worldwide shipping routes. Since our founding in 2004, we have grown our business by utilizing our operational advantages and seeking prudent opportunities to consolidate the drybulk shipping industry. With our expanding fleet of high quality vessels, our balanced approach to vessel employment and our experienced management team, we believe we have a firm foundation for continued strong performance. We intend to continue growing our fleet through timely and selective acquisitions of vessels in a manner that is accretive to our cash flow.

        As of May 19, 2008, our fleet consists of 28 drybulk vessels and, after completion of pending vessel transactions, we expect to own and operate a fleet of 35 drybulk vessels. In July 2007, we agreed to purchase nine Capesize vessels from companies within the Metrostar Management Corporation group for a total of approximately $1.1 billion. We have since taken delivery of five of these vessels, with the remaining vessels to be delivered through 2009. In August 2007, we agreed to purchase three Supramax and three Handysize vessels from affiliates of Evalend Shipping Co. S.A. for a total of approximately $336 million and acquired the last of these vessels on January 2, 2008. We also sold one of our older vessels, the Genco Trader, to a third party for approximately $44 million on February 26, 2008. In May 2008, we agreed to acquire three vessels built in 2007, consisting of two Panamax vessels and one Supramax vessel, from Bocimar International N.V. and Delphis N.V. for an aggregate purchase price of approximately $257 million. All of the vessels in our current fleet are on time charter contracts, with an average remaining life of approximately 20 months as of May 19, 2008. All of the vessels in our current fleet are time chartered to reputable charterers, including Lauritzen Bulkers A/S, Cargill International S.A., A/S Klaveness, Pacific Basin Chartering Ltd., STX PanOcean (UK) Co. Ltd., Louis Dreyfus Corporation, NYK Bulkship Europe S.A. and Hyundai Merchant Marine Co. Ltd.

        On July 20, 2007, we entered into a credit facility in the amount of approximately $1.4 billion (our "2007 Credit Facility"), for purposes of acquiring new vessels, refinancing our previous credit facility entered into on July 29, 2005 and a short-term line of credit entered into on May 3, 2007, and meeting other capital needs. As of May 19, 2008, and after giving effect to the repayment of $217.5 million of outstanding indebtedness from the estimated net proceeds to us from this offering, we expect to have approximately $541.5 million of availability under our 2007 Credit Facility, which we may use for future acquisitions or other corporate purposes.

        In addition to vessel purchases, we have sought other opportunities to expand our presence in the drybulk shipping industry. As of May 19, 2008, we have accumulated ownership of 19.4% of the outstanding stock of Jinhui Shipping and Transportation Limited ("Jinhui"). Jinhui is a drybulk shipping owner and operator focused on the Supramax segment of the drybulk shipping market.

        Our fleet currently consists of five Capesize, six Panamax, three Supramax, six Handymax, and eight Handysize drybulk carriers, with an aggregate carrying capacity of approximately 2,020,000 dwt. As of

May 19, 2008, the average age of our current fleet was approximately 6.6 years, as compared to the average age for the world drybulk fleet of approximately 16 years. All of the vessels in our fleet were built in shipyards with a reputation for constructing high-quality vessels. Our current fleet includes six groups of sister ships, which are vessels of virtually identical sizes and specifications. We believe that maintaining a fleet that includes sister ships reduces costs by creating economies of scale in the maintenance, supply and crewing of our vessels.

        The following table sets forth information as of May 19, 2008 about the employment of our current fleet as well as the employment or other status of vessels expected to join our fleet:

Vessel	Year Built		Charterer	Charter Expiration(1)	Cash Daily Rate(2)		Revenue Daily Rate(3)	Expected Delivery(4)
Capesize Vessels
Genco Augustus	2007		Cargill International S.A.	December 2009	45,263		62,750	—
Genco Tiberius	2007		Cargill International S.A.	January 2010	45,263		62,750	—
Genco London	2007		SK Shipping Co., Ltd	August 2010	57,500		64,250	—
Genco Titus	2007		Cargill International S.A.	September 2011	45,000	(5)	46,250	—
Genco Constantine	2008		Cargill International S.A.	August 2012	52,750	(5)		—
Genco Hadrian	2008	(6)	To be determined ("TBD")	TBD	TBD			Q4 2008
Genco Commodus	2009	(6)	TBD	TBD	TBD			Q2 2009
Genco Maximus	2009	(6)	TBD	TBD	TBD			Q2 2009
Genco Claudius	2009	(6)	TBD	TBD	TBD			Q3 2009
Panamax Vessels
Genco Beauty	1999		Cargill International S.A.	May 2009	31,500			—
Genco Knight	1999		SK Shipping Ltd.	May 2009	37,700			—
Genco Leader	1999		A/S Klaveness	December 2008	25,650	(7)		—
Genco Vigour	1999		STX Panocean (UK) Co. Ltd.	March 2009	29,000	(8)		—
Genco Acheron	1999		Armada Shipping S.A.	June 2008	74,500	(9)		—
Genco Surprise	1998		Hanjin Shipping Co., Ltd.	December 2010	42,100			—
Genco Raptor	2007		TBD	TBD	TBD			Q3 2008
Genco Thunder	2007		TBD	TBD	TBD			Q4 2008
Supramax Vessels
Genco Predator	2005		Oldendorff GmbH & Co. KG.	June 2008	55,000			—
Genco Warrior	2005		Hyundai Merchant Marine Co. Ltd.	November 2010	38,750			—
Genco Hunter	2007		Pacific Basin Chartering Ltd.	June 2008	60,000	(10)		—
Genco Cavalier	2007		Samsun Logix Corporation	24 to 26.5 months from date of delivery	50,500	(11)		Q3 2008
Handymax Vessels
Genco Success	1997		Korea Line Corporation	February 2011	33,000	(12)		—
Genco Carrier	1998		Louis Dreyfus Corporation	March 2011	37,000	(13)		—
Genco Prosperity	1997		Pacific Basin Chartering Ltd.	July 2008	26,000			—
				June 2011	37,000	(14)
Genco Wisdom	1997		Hyundai Merchant Marine Co. Ltd.	February 2011	34,500	(15)		—
Genco Marine	1996		NYK Bulkship Europe S.A.	March 2009	47,000			—
Genco Muse	2001		Norden A/S	July 2008	47,650			—
Handysize Vessels
Genco Explorer	1999		Lauritzen Bulkers A/S	August 2009	19,500			—
Genco Pioneer	1999		Lauritzen Bulkers A/S	August 2009	19,500			—
Genco Progress	1999		Lauritzen Bulkers A/S	August 2009	19,500			—
Genco Reliance	1999		Lauritzen Bulkers A/S	August 2009	19,500			—
Genco Sugar	1998		Lauritzen Bulkers A/S	August 2009	19,500			—
Genco Charger	2005		Pacific Basin Chartering Ltd.	November 2010	24,000			—
Genco Challenger	2003		Pacific Basin Chartering Ltd.	November 2010	24,000			—
Genco Champion	2006		Pacific Basin Chartering Ltd.	December 2010	24,000			—

(1)
The charter expiration dates presented represent the earliest dates that our charters may be terminated in the ordinary course. Except for the Genco Titus, under the terms of each contract, the charterer is entitled to extend time charters from two to four months in order to complete the vessel's final voyage plus any time the vessel has been off-hire. The charterer of the Genco Titus has the option to extend the charter for a period of one year.

(2)
Time charter rates presented are the gross daily charterhire rates before third-party commissions ranging from 1.25% to 6.25%, except as indicated for the Genco Leader in note 7 below. In a time charter, the charterer is responsible for voyage expenses such as bunkers, port expenses, agents' fees and canal dues.

(3)
For the vessels acquired with a below-market time charter rate, the approximate amount of revenue on a daily basis to be recognized as revenues is displayed in the column named "Revenue Daily Rate" and is net of any third-party commissions.

  Since these vessels were acquired with existing time charters with below-market rates, we allocated the purchase price between the respective vessel and an intangible liability for the value assigned to the below-market charterhire. This intangible liability is amortized as an increase to voyage revenues over the minimum remaining term of the charter. For cash flow purposes, we will continue to receive the rate presented in the "Cash Daily Rate" column until the charter expires.

(4)
Dates for vessels being delivered in the future are estimates based on guidance received from the sellers and/or the respective shipyards.

(5)
These charters include a 50% index-based profit sharing component above the respective base rates listed in the table. The profit sharing between the charterer and us for each 15-day period is calculated by taking the average over that period of the published Baltic Cape Index of the four time charter routes, as reflected in daily reports. If such average is more than the base rate payable under the charter, the excess amount is allocable 50% to each of the charterer and us. A third-party brokerage commission of 3.75% based on the profit sharing amount due to us is payable out of our share.

(6)
Year built for vessels being delivered in the future are estimates based on guidance received from the sellers and/or the respective shipyards.

(7)
The time charter rate presented is the net daily charterhire rate. There are no payments of commissions associated with this time charter.

(8)
We have entered into a time charter for 23 to 25 months at a rate of $33,000 per day for the first 11 months, $25,000 per day for the following 11 months and $29,000 per day thereafter, less a 5% third-party commission. For purposes of revenue recognition, the time charter contract is reflected on a straight-line basis at approximately $29,000 per day for 23 to 25 months in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The time charter commenced on May 5, 2007, following the expiration of the vessel's previous time charter.

(9)
We have entered into a short-term time charter with Armada Shipping S.A. for one trip at a rate of $74,500 per day less a 5% third-party commission. The new charter commenced on April 18, 2008 following the expiration of the previous charter, and is expected to be completed at the end of June 2008. Upon the completion of the new time charter, the vessel is expected to complete its drydocking before commencing subsequent time charters.

(10)
We have reached an agreement to extend the time charter for an additional three to 5.5 months at a rate of $60,000 per day, less a 5% third-party commission. The new charter commenced on March 6, 2008, following the expiration of the previous charter.

(11)
We intend to acquire this vessel from Bocimar International N.V., and Delphis N.V. with an at-market time charter for 24 to 26.5 months at a rate of $50,500 per day less a 5% third-party commission. The time charter is expected to commence upon delivery to us, which is estimated to occur in the third quarter of 2008. The acquisition is subject to the completion of customary additional documentation, including a novation of the existing charter for this vessel, and closing conditions. We are currently negotiating certain changes to the existing charter. If we cannot reach an agreement on these changes, we may exercise our right to cancel the acquisition of this vessel.

(12)
We recently extended the time charter for an additional 35 to 37.5 months at a rate of $40,000 per day for the first 12 months, $33,000 per day for the following 12 months, $26,000 per day for the next 12 months and $33,000 per day thereafter less a 5% third-party commission. In all cases, the rate for the duration of the time charter will average $33,000 per day. For purposes of revenue recognition, the time charter contract is reflected on a straight-line basis at approximately $33,000 per day for 35 to 37.5 months in accordance with U.S. GAAP. The new charter commenced on March 1, 2008, following the expiration of the previous charter.

(13)
We have reached an agreement to commence a time charter for 34 to 37.5 months at a rate of $37,000 per day less a 5% third-party commission. The new charter commenced on May 17, 2008, following the expiration of the previous charter.

(14)
We recently extended the time charter for an additional 35 to 37.5 months at a rate of $37,000 per day less a 5% third-party commission. The new charter is scheduled to commence on July 10, 2008, following the expiration of the previous charter.

(15)
We recently extended the time charter for an additional 35 to 37.5 months at a rate of $34,500 per day less a 5% third-party commission. The new charter commenced on March 1, 2008, following the expiration of the previous charter.

        Our company's leadership has considerable breadth and depth of shipping industry experience. Our New York City-based management team includes several executives with extensive experience in the shipping industry who have demonstrated a substantial ability to manage the commercial, technical and financial aspects of our business. The leader of our management team is our President, Robert Gerald Buchanan, who has over 40 years of experience in the shipping industry. Our Chief Financial Officer, John C. Wobensmith, has over 15 years of experience in the shipping industry, with a concentration in shipping finance. Four of the seven members of our board of directors also have extensive maritime experience, including our Chairman, Peter C. Georgiopoulos. Mr. Georgiopoulos, who has over 20 years of maritime experience, founded the predecessor company of General Maritime Corporation (NYSE: GMR) in 1997, a supplier of international seaborne crude oil transportation services, and serves as Chairman of the Board of Aegean Marine Petroleum Network Inc. (NYSE: ANW), a marine fuel logistics company that physically supplies and markets refined marine fuel and lubricants to ships in port and at sea.

        We are a New York City-based company and are incorporated in the Marshall Islands. Our principal executive offices are located at 299 Park Avenue, 20th Floor, New York, New York 10171, and our telephone number is (646) 443-8550.

Recent Developments

        On May 9, 2008, we entered into agreements with Bocimar International N.V. and Delphis N.V. to acquire three drybulk vessels for an aggregate price of approximately $257 million. We funded the required deposit of fifteen percent of the purchase price using borrowings under our 2007 Credit Facility, and we expect to fund the balance of the purchase price using additional such borrowings. The vessels, consisting of two Panamax vessels, to be renamed the Genco Raptor and Genco Thunder, and one Supramax vessel, to be renamed the Genco Cavalier, are expected to be delivered in the third and fourth quarters of 2008. The aggregate purchase price of $257 million is allocated as follows: $92 million for the Genco Raptor, $91 million for the Genco Thunder and $74 million for the Genco Cavalier. The Genco Cavalier includes a 24 to 26.5 month at-market time charter at a gross daily rate of $50,500, and is expected to commence upon delivery of this vessel to us, which is estimated to occur in the third quarter of 2008. The acquisition is subject to the completion of customary additional documentation, including the novation of the existing charter for the Supramax vessel, and closing conditions. We are currently negotiating certain changes to the existing charter for the Supramax vessel. If we cannot reach an agreement on these changes, we may exercise our right to cancel the acquisition of this vessel.

Business Strategy

        Our strategy is to manage and expand our fleet in a manner that enables us to pay dividends to our shareholders. Since our initial public offering, our quarterly dividend has increased from an initial dividend of $0.60 per share to our most recent dividend of $1.00 per share. In pursuit of this strategy, we intend to continue to:

  •
  Strategically expand the size of our fleet—We intend to acquire additional modern, high-quality drybulk carriers through timely and selective acquisitions of vessels in a manner that is accretive to our cash flow. We expect to fund acquisitions of additional vessels using cash reserves set aside for this purpose and additional borrowings. Since our initial public offering, we have acquired or agreed to acquire 22 vessels.

  •
  Continue to operate a high-quality fleet—We intend to maintain a modern, high-quality fleet that meets or exceeds stringent industry standards and complies with charterer requirements through our technical managers' rigorous and comprehensive maintenance program. Our technical managers maintain the quality of our vessels by carrying out regular inspections, both while in port and at sea.

  •
  Pursue an appropriate balance of time and spot charters—All of the vessels in our current fleet are under time charters with an average remaining life of approximately 20 months as of May 19, 2008. These charters provide us with relatively stable revenues and a high fleet utilization. Given the current strong environment in the drybulk industry, we believe we are well positioned to capitalize on favorable market conditions, including arranging longer charter periods and entering into short-term time and voyage charters.

  •
  Maintain low-cost, highly efficient operations—We utilize the services of reputable independent technical managers for the technical management of our fleet at a lower cost than we could achieve by performing the function in-house. We currently contract with Wallem Shipmanagement Limited ("Wallem"), Anglo-Eastern Group ("Anglo"), Bernard Schulte Shipmanagement (Hong Kong) ("BS Shipmanagement") and Barber International Ltd. ("Barber"), independent technical managers, for our technical management. Technical management involves the day-to-day management of vessels, including performing routine maintenance, attending to vessel operations and arranging for crews and supplies. Our management team oversees the activities of our independent technical managers. The head of our technical management team has over 30 years of experience in the shipping industry. Wallem, Anglo, BS Shipmanagement and Barber are among the largest and most-established ship management companies in the world. These technical managers are known worldwide for their agency network, covering all major ports in China, Hong Kong, Japan, Vietnam, Taiwan, Thailand, Malaysia, Indonesia, the Philippines and Singapore. They provide services to approximately 1,300 vessels of all types, including Capesize, Panamax, Supramax, Handymax and Handysize drybulk carriers that meet strict quality standards. We also seek to maintain low-cost, highly efficient operations by capitalizing on the cost savings and economies of scale that result from operating sister ships.

  •
  Capitalize on our management team's reputation—We intend to continue to capitalize on our management team's reputation for high standards of performance, reliability and safety, and to maintain strong relationships with major international charterers, many of whom consider the reputation of a vessel owner and operator when entering into time charters. We believe that our management team's track record also improves our relationships with high quality shipyards and financial institutions.

Summary Consolidated Financial and Other Data

        The following summary consolidated financial and other data summarize our historical financial and other information as of and for the years ended December 31, 2006 and 2007, which is derived from our audited consolidated financial statements, and as of and for the three months ended March 31, 2007 and 2008, which is derived from our unaudited consolidated financial statements. This information should be read in conjunction with other information presented in or incorporated by reference into this prospectus, including "Selected Consolidated Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included in our Annual Report on Form 10-K for the year ended December 31, 2007 and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008.

	As of and for the Year Ended December 31,		As of and for the Three Months Ended March 31,
	2006	2007	2007	2008
	(U.S. dollars in thousands, except ratios, per share data and dividend data)
Income Statement Data:
Revenues	$133,232	$185,387	$37,220	$91,669
Operating income	70,320	131,070	22,261	85,286
Net income	$63,522	$106,809	$19,837	$73,987
Earnings per share
Basic	$2.51	$4.08	$0.78	$2.57
Diluted	2.51	4.06	0.78	2.56
Balance Sheet Data:
Cash	$73,554	$71,496	$87,158	$48,295
Total assets	578,262	1,653,272	577,342	1,746,773
Total debt (current and long-term)	211,933	936,000	206,233	1,014,500
Total shareholders' equity	353,533	622,185	356,167	622,346
Debt to total capitalization(1)	37.5%	60.1%	36.7%	62.0%
Cash Flow Data:
Net cash flow provided by operating activities	$90,068	$120,862	$23,329	$55,711
EBITDA(2)	$100,845	$161,122	$30,489	$95,825
Other Data:
Dividends declared and paid per share	$2.40	$2.64	$0.66	$0.85

(1)
Debt to total capitalization is defined as debt divided by total capitalization. Total capitalization is defined as debt plus total shareholders' equity.

(2)
EBITDA represents net income plus net interest expense, income tax expense, depreciation and amortization, plus amortization of nonvested stock compensation, and amortization of the value of a time charter acquired, which is included as a component of other long-term assets or fair market value of time charters acquired. EBITDA is used by analysts in the shipping industry as a common performance measure to compare results across peers. Our management uses EBITDA as a performance measure in consolidating internal financial statements, and it is presented for review at our board meetings. EBITDA is also used by our lenders in certain loan covenants. For these reasons, we believe that EBITDA is a useful measure to present to our investors. EBITDA is not an item recognized by U.S. GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a company's operating performance required by U.S. GAAP. EBITDA is not a source of liquidity or cash flows as shown in our consolidated statement of cash flows. The definition of EBITDA used here may not be comparable to that used by other companies.

        The following table demonstrates our calculation of EBITDA and provides a reconciliation of EBITDA to net income for each of the periods presented above.

	For the Year Ended December 31,		For the Three Months Ended March 31,
	2006	2007	2007	2008
	(U.S. dollars in thousands)
Net income	$63,522	$106,809	$19,837	$73,987
Net interest expense	6,906	22,996	2,424	11,235
Amortization of value of time charter acquired	1,850	(5,139)	456	(6,849)
Amortization of nonvested stock compensation	1,589	2,078	586	1,588
Depreciation and amortization	26,978	34,378	7,186	15,864

EBITDA	$100,845	$161,122	$30,489	$95,825

        The table below shows fleet utilization and certain related data for the years ended December 31, 2006 and 2007 and for the three months ended March 31, 2007 and 2008:

	For the Year Ended December 31,		For the Three Months Ended March 31,
	2006	2007	2007	2008
Available days(1)
Capesize	—	396.8	—	403.9
Panamax	1,905.7	2,535.5	630.0	599.4
Supramax	—	32.0	—	273.0
Handymax	2,552.6	2,502.5	660.9	546.0
Handysize	1,825.0	1,847.2	440.4	711.1

Total	6,283.3	7,314.0	1,731.3	2533.4

Fleet utilization(2)
Capesize	—	100.0%	—	100.0%
Panamax	99.0%	97.6%	97.6%	99.3%
Supramax	—	100.0%	—	99.9%
Handymax	99.0%	99.3%	98.2%	100.0%
Handysize	99.9%	99.3%	99.6%	99.8%
Fleet average	99.3%	98.7%	98.3%	99.8%

(1)
We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. We generally use available days to measure the number of days in a period during which our vessels should be capable of generating revenues.

(2)
We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. We use fleet utilization to measure our efficiency in finding suitable employment for our vessels and minimizing the number of days that our vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

Dividend Policy

        Our dividend policy is to declare quarterly distributions to shareholders, which commenced in the fourth quarter of 2005, by each February, May, August and November, substantially equal to our available cash from operations during the previous quarter, less cash expenses for that quarter (principally vessel operating expenses and debt service) and any reserves our board of directors determines we should maintain. These reserves may cover, among other things, drydocking, repairs, claims, liabilities and other obligations, interest expense and debt amortization, acquisitions of additional assets and working capital. The aggregate amount of dividends we paid in the years ended December 31, 2007, 2006, and 2005 was $69.6 million, $61.0 million, $15.2 million, respectively, which we funded from cash on hand. However, in the future, we may incur other expenses or liabilities, or our board of directors may establish reserves, that would reduce or eliminate the cash available for distribution as dividends.

        The declaration and payment of any dividend is subject to the discretion of our board of directors. The timing and amount of dividend payments will depend on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors. Our board of directors may review and amend our dividend policy from time to time in light of our plans for future growth and other factors.

        We believe that, under current law, our dividend payments from earnings and profits will constitute "qualified dividend income" and, as such, will generally be subject to a 15% U.S. federal income tax rate with respect to non-corporate U.S. shareholders that meet certain holding period and other requirements (through 2010). Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a U.S. shareholder's tax basis in its common stock on a dollar-for-dollar basis and, thereafter, as capital gain.

        The following table sets forth the dividends per share declared for the quarterly periods since our initial public offering in July 2005. The dividend amounts were based on the financial results of each respective quarter as outlined in our dividend policy above. Our most recent dividend of $1.00 per share, which was declared in April 2008 for the first quarter of 2008, is to be paid on May 31, 2008. All of our prior dividends were declared and paid in the quarter subsequent to the period to which they relate.

Dividend
3rd Quarter 2005	$0.60
4th Quarter 2005	0.60
1st Quarter 2006	0.60
2nd Quarter 2006	0.60
3rd Quarter 2006	0.60
4th Quarter 2006	0.66
1st Quarter 2007	0.66
2nd Quarter 2007	0.66
3rd Quarter 2007	0.66
4th Quarter 2007	0.85
1st Quarter 2008	1.00

Cumulative dividends declared to date	$7.49

        Our current target rate for quarterly dividends for the remainder of 2008 is $1.00 per share, although actual dividends, if declared, may be more or less.

Risk Factors

        Investing in our common stock involves substantial risk. You should carefully consider all the information in this prospectus prior to investing in our common stock. In particular, we urge you to consider carefully the factors set forth in the section of this prospectus entitled "Risk Factors" beginning on page 10 and under the caption "Risk Factors" in our filings with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act incorporated by reference into this prospectus.

RISK FACTORS

        You should carefully consider the risks described below as well as the risks set forth under the caption "Risk Factors" in our filings with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, incorporated by reference into this prospectus, before investing in our securities. For more information, see "Where You Can Find More Information" and "Incorporation of Certain Documents by Reference." The occurrence of any such risks could harm our business and our prospects. In that event, our business may be negatively affected, the price of our common stock may decline and you may lose part or all of your investment.

Risk Factors Related to Our Common Stock

We will be required to make substantial capital expenditures to complete the expansion of our fleet under our existing purchase contracts, which may cause our ability to pay dividends to be diminished, our financial leverage to increase or our shareholders to be diluted.

        In July 2007 and May 2008, we entered into agreements to purchase an additional 12 vessels, which are estimated to be delivered through the third quarter of 2009, at a total purchase price of approximately $1.4 billion, of which approximately $604.1 million remains to be paid for the seven vessels yet to be delivered. Our obligations to purchase these vessels is not conditional upon our ability to obtain financing for the purchases. To fund the remaining portion of these and other capital expenditures, we will use cash from operations or incur borrowings or raise capital through the sale of additional securities. Use of cash from operations may reduce cash available for dividends to our shareholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering and the covenants in our existing debt agreements, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for the purchase of these vessels or necessary future capital expenditures could have a material adverse effect on our business, results of operations, financial condition and ability to pay dividends. Even if we are successful in obtaining the necessary funds, the terms of such financings could limit our ability to pay dividends to our shareholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant shareholder dilution and would increase the aggregate amount of cash required to distribute a consistent level of dividends per share from earnings to our shareholders, which could have a material adverse effect on our ability to pay dividends. Our acquisition of a Supramax vessel which we agreed to acquire on May 9, 2008 is subject to the novation of the existing charter for this vessel as well as other conditions, and we are negotiating certain changes to the existing charter. If we cannot reach an agreement on these changes, we may exercise our right to cancel the acquisition of this vessel.

We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate law and may make it more difficult for our shareholders to protect their interests.

        Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. The rights and fiduciary responsibilities of directors under the law of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions, and there have been few judicial cases in the Marshall Islands interpreting the BCA. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

Provisions of our Amended and Restated Articles of Incorporation and Bylaws may have anti-takeover effects which could adversely affect the market price of our common stock.

        Several provisions of our amended and restated articles of incorporation and bylaws, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire our company. However, these anti-takeover provisions could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

  Blank Check Preferred Stock.

        Under the terms of our amended and restated articles of incorporation, our board of directors has the authority, without any further vote or action by our shareholders, to authorize our issuance of up to 25,000,000 shares of blank check preferred stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

  Classified Board of Directors.

        Our amended and restated articles of incorporation provide for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three-year terms beginning upon the expiration of the initial term for each class. Approximately one-third of our board of directors is elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay shareholders who do not agree with the policies of our board of directors from removing a majority of our board of directors for up to two years.

  Election and Removal of Directors.

        Our amended and restated articles of incorporation prohibit cumulative voting in the election of directors. Our bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our articles of incorporation also provide that our directors may be removed only for cause and only upon the affirmative vote of 66 2/3% of the outstanding shares of our capital stock entitled to vote for those directors or by a majority of the members of the board of directors then in office. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

  Limited Actions by Shareholders.

        Our amended and restated articles of incorporation and our bylaws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders. Our amended and restated articles of incorporation and our bylaws provide that, subject to certain exceptions, our Chairman, President or Secretary, at the direction of the board of directors, may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice.

  Advance Notice Requirements for Shareholder Proposals and Director Nominations.

        Our bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder's notice must be received at our principal executive offices not less than 150 days nor more than 180 days before the date on which we first mailed our proxy materials for the preceding year's annual meeting. Our bylaws also specify requirements as to the form and content of a shareholder's notice. These provisions may impede shareholder's ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

It may not be possible for our investors to enforce U.S. judgments against us.

        We are incorporated in the Republic of the Marshall Islands, and most of our subsidiaries are also organized in the Marshall Islands. Substantially all of our assets and those of our subsidiaries are located outside the United States. As a result, it may be difficult or impossible for U.S. investors to serve process within the United States upon us or to enforce judgment upon us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our assets or the assets of our subsidiaries are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiaries based upon these laws.

Future sales of our common stock could cause the market price of our common stock to decline.

        The market price of our common stock could decline due to sales of a large number of shares in the market, including sales of shares by our large shareholders, or the perception that these sales could occur. These sales could also make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate to raise funds through future offerings of common stock. We have entered into a registration rights agreement with Fleet Acquisition LLC, which Mr. Georgiopoulos currently controls, that entitles it to have all the shares of our common stock that it owns registered for sale in the public market under the Securities Act. We also registered on Form S-8 an aggregate of 2,000,000 shares issued or issuable under our equity compensation plan.

Future issuances of our common stock could dilute your interest in our company.

        We may, from time to time, issue additional shares of common stock to support our growth strategy, reduce debt or to provide us with capital for other purposes that our board of directors believes to be in our best interest. To the extent that you do not purchase additional shares that we may issue, your interest in our company will be diluted, which means that your percentage of ownership in our company will be reduced. Following such a reduction, your common stock would represent a smaller percentage of the vote in our board of directors elections and other shareholder decisions. In addition, if additional shares are issued, depending on the circumstances, our dividends per share could be reduced.

Risk Factors Related to Taxation

We may have to pay tax on U.S. source income, which would reduce our net income and cash flows.

        If we do not qualify for an exemption pursuant to Section 883 of the U.S. Internal Revenue Code of 1986, or the Code, then we will be subject to U.S. federal income tax on our shipping income that is derived from U.S. sources. If we are subject to such tax, our net income and cash flows would be reduced by the amount of such tax.

        We will qualify for exemption under Section 883 if, among other things, our stock is treated as primarily and regularly traded on an established securities market in the United States. Under the related Treasury regulations, we might not satisfy this publicly traded requirement in any taxable year in which 50% or more of our stock is owned for more than half the days in such year by persons who actually or constructively own 5% or more of our stock, or 5% shareholders.

        We believe that, based on the ownership of our stock in 2007, we satisfied the publicly traded requirement under the Section 883 regulations for 2007. However, if 5% shareholders were to own more than 50% of our common stock for more than half the days of any future taxable year, we would not be eligible to claim exemption from tax under Section 883 for such taxable year. We can provide no assurance that changes and shifts in the ownership of our stock by 5% shareholders will not preclude us from qualifying for exemption from tax in 2008 or in future years.

        If we do not qualify for the Section 883 exemption, our shipping income derived from U.S. sources, or 50% of our gross shipping income attributable to transportation beginning or ending in the United States, would be subject to a 4% tax imposed without allowance for deductions.

U.S. tax authorities could treat us as a "passive foreign investment company," which could have adverse U.S. federal income tax consequences to U.S. holders.

        A foreign corporation generally will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" generally includes dividends, interest and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business, as defined in the Treasury regulations. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

        We do not believe that our existing operations would cause us to be deemed to be a PFIC with respect to any taxable year. In this regard, we treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that (1) our income from our time chartering activities does not constitute "passive income" and (2) the assets that we own and operate in connection with the production of that income do not constitute passive assets.

        There is, however, no direct legal authority under the PFIC rules addressing our operations. Accordingly, no assurance can be given that the U.S. Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

        If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. tax consequences. Under the PFIC rules, unless a shareholder makes an election available under the Code (which election could itself have adverse consequences for such shareholder, as discussed below under "Tax Considerations—U.S. Federal Income Taxation of U.S. Holders"), such shareholder would be liable to pay U.S. federal income tax at the highest applicable income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our common stock. See "Tax Considerations—U.S. Federal Income Taxation of U.S. Holders" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

FORWARD-LOOKING STATEMENTS

        We make statements in this prospectus and the documents incorporated by reference that are considered forward-looking statements under the federal securities laws. Such forward-looking statements are based on the beliefs of our management as well as assumptions made by and information currently available to them. The words "anticipate," "believe," "may," "estimate," "expect," and similar expressions, and variations of such terms or the negative of such terms, are intended to identify such forward-looking statements.

        All forward-looking statements are subject to certain risks, uncertainties and assumptions. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results, performance or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements. Important factors that could cause or contribute to such difference include those discussed under "Risk Factors" in this prospectus and under the caption "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2007, incorporated by reference into this prospectus. You should not place undue reliance on such forward-looking statements, which speak only as of their dates. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should carefully consider the information set forth under the heading "Risk Factors."

USE OF PROCEEDS

        We estimate that we will receive net proceeds of approximately $                 million from the issuance of shares of our common stock in this offering, ($                if the underwriters' over-allotment option is exercised in full). We intend to use the net proceeds to repay a portion of our outstanding indebtedness under our 2007 Credit Facility. Subject to the terms of our 2007 Credit Facility, any amounts so repaid will be available for future borrowings. Our 2007 Credit Facility has a maturity date of July 20, 2017. Our borrowings under the 2007 Credit Facility bear interest at the London Interbank Offered Rate ("LIBOR") for an interest period we elected of one, three, or six months, or longer if available, plus the Applicable Margin (which is 0.90% per annum for the first five years of the 2007 Credit Facility and 0.95% thereafter). If our ratio of Total Debt to Total Capitalization (each as defined in the 2007 Credit Facility) is less than 70%, the Applicable Margin decreases to 0.85% and 0.90%, respectively. We have used borrowings under the 2007 Credit Facility to repay indebtedness under our two prior credit facilities and to fund deposits and purchase prices for certain of the vessels we have recently agreed to acquire.

        We will not receive any proceeds from the sale of the shares of our common stock in this offering by the selling shareholders.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

        Since April 11, 2007, the trading market for shares of our common stock has been the NYSE, on which our shares trade under the symbol "GNK." From our initial public offering on July 22, 2005 until April 10, 2007, shares of our common stock traded on the NASDAQ National Market or the NASDAQ Global Select Market. The following table sets forth the high and low closing sale prices for shares of our common stock (i) from our initial public offering of common stock at $21.00 per share on July 22, 2005, to April 10, 2007, as reported on the NASDAQ markets, and (ii) since April 11, 2007, as reported on the NYSE, for the periods indicated, together with the dividends declared and paid per share for each of those periods. Our most recent dividend of $1.00 per share, which was declared in April 2008 for the first quarter of 2008, is to be paid on May 31, 2008. All of our prior dividends were declared and paid in the quarter subsequent to the period to which they relate.

For the period:	High	Low	Dividend
July 22 to September 30, 2005	$20.87	$19.00	$0.60
October 1 to December 31, 2005	19.63	15.96	0.60
January 1 to March 31, 2006	17.52	15.26	0.60
April 1 to June 30, 2006	18.16	16.11	0.60
July 1 to September 30, 2006	23.03	17.35	0.60
October 1 to December 31, 2006	28.43	22.65	0.66
January 1 to March 31, 2007	33.44	28.10	0.66
April 1 to June 30, 2007	41.58	30.83	0.66
July 1 to September 30, 2007	68.26	41.22	0.66
October 1 to December 31, 2007	77.94	50.95	0.85
January 1 to March 31, 2008	63.38	36.34	1.00
April 1 to May 16, 2008	84.00	56.65	—

SELLING SHAREHOLDERS

        The selling shareholders named below are offering an aggregate of 3,547,363 shares of our common stock. Set forth below is information regarding the number of shares of common stock owned and offered by the selling shareholders.

Name of Selling Shareholder	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned	Number of Shares Offered Hereby	Number of Shares Owned after Offering	Percentage of Shares Owned after Offering	Percentage of Shares Owned after Exercise of Overallotment Option in Full
Peter C. Georgiopoulos	4,135,316	14.22%	1,000,000	3,135,316	9.87%	9.68%
OCM Fleet Acquisition LLC	2,512,532	8.64%	2,512,532	—	—	—
John C. Wobensmith	123,462	0.42%	34,831	88,631	0.28%	0.27%

        Prior to our initial public offering in July 2005, Fleet Acquisition LLC owned 100% of our company. At such time, Fleet Acquisition LLC was owned approximately 65.65% by OCM Principal Opportunities III Fund, L.P. and OCM Principal Opportunities Fund IIIA, L.P., or the Oaktree funds, through an affiliate, OCM Fleet Acquisition LLC, of which Oaktree Capital Management, L.P. is the investment manager. Of the remaining ownership interests in Fleet Acquisition LLC, approximately 26.57% was owned by Peter C. Georgiopoulos, who has served as our Chairman since prior to our initial public offering, and 7.78% by others. As of December 31, 2005, Fleet Acquisition LLC maintained a 53.08% ownership in our company. On April 14, 2006, Fleet Acquisition LLC distributed 1,050,210 shares to certain of its members and, on December 15, 2006, it distributed 3,587,361 shares to Mr. Georgiopoulos. In public offerings that took place in February and October 2007, Fleet Acquisition LLC sold a total of 5,906,291 shares. Following these offerings, Fleet Acquisition LLC owned 2,956,138 shares. Effective March 10, 2008, Fleet Acquisition LLC distributed 2,512,532 shares to OCM Fleet Acquisition LLC, and, simultaneously therewith, Mr. Georgiopoulos was appointed as the sole member of the Management Committee of Fleet Acquisition LLC. Fleet Acquisition LLC currently holds 443,606 shares. OCM Fleet Acquisition LLC retains a nominal interest in Fleet Acquisition LLC. Each of Mr. Georgiopoulos and OCM Fleet Acquisition LLC disclaim beneficial ownership of shares held by Fleet Acquisition LLC except to the extent of his or its respective pecuniary interest therein. Under the terms of our registration rights agreement with Fleet Acquisition LLC, OCM Fleet Acquisition LLC has retained registration rights with respect to the shares distributed to it and is selling its shares in this offering pursuant to those rights. Mr. Georgiopoulos controls and owns substantially all of Fleet Acquisition LLC, and we have allowed him to exercise the rights of Fleet Acquisition LLC in this offering with respect to the shares distributed to him by Fleet Acquisition LLC.

        As a result of the foregoing transactions, Mr. Georgiopoulos beneficially owns approximately 14.22% of our company before this offering, and the Oaktree funds beneficially own approximately 8.64% of our company through OCM Fleet Acqusition LLC before this offering.

        Fleet Acquisition LLC acquired our shares in the ordinary course of its business, and at the time of such purchase had no agreements or understandings, directly or indirectly, to distribute those shares in violation of federal securities laws.

        OCM Fleet Acquisition LLC may be deemed to be affiliated with OCM Investments, LLC, a registered broker-dealer, by reason of the relations of the Oaktree funds with OCM Investments, LLC. Stephen A. Kaplan, one of our directors, is a principal of Oaktree Capital Management, L.P., the investment manager of the Oaktree funds.

        Mr. Wobensmith has served as our Chief Financial Officer since prior to our initial public offering, and also serves as our Principal Accounting Officer, Treasurer, and Secretary. Mr. Wobensmith purchased or was granted the shares being sold in this offering.

CAPITALIZATION

        The following table sets forth our unaudited capitalization as of March 31, 2008:

  •
  on an actual basis;

  •
  on an adjusted basis giving effect to our incurrence of $38.55 million in debt under our 2007 Credit Facility since March 31, 2008 to pay the required deposit of 15% of the purchase price for the Bocimar vessels; and

  •
  on a further adjusted basis to give effect to this offering (assuming an offering price of $84.00 per share, which was the closing price of our common stock on the New York Stock Exchange on May 16, 2008, and no exercise of the over-allotment option) and the application of $217.5 million of net proceeds to us from this offering to repay outstanding indebtedness under our 2007 Credit Facility as described under "Use of Proceeds".

        This table should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto incorporated by reference in this prospectus.

	As of March 31, 2008
	Actual	As Adjusted for Indebtedness	As Further Adjusted for this Offering
	(unaudited and in thousands)
Long-term debt	$1,014,500	$1,053,050	$835,514
Shareholders' equity:
Preferred stock, $0.01 par value; 25,000,000 shares authorized; no shares issued or outstanding	—	—	—
Common stock, $0.01 par value; 100,000,000 shares authorized; 29,078,309 shares issued and outstanding, actual; 31,780,777 shares issued and outstanding, as adjusted for this offering	291	291	318
Additional paid-in capital	524,589	524,589	742,098
Accumulated other comprehensive income	(31,680)	(31,680)	(31,680)
Retained earnings	129,146	129,146	129,146

Total shareholders' equity	622,346	622,346	839,882

Total capitalization	1,636,846	1,675,396	1,675,396

TAX CONSIDERATIONS

        The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations relevant to an investment decision by a U.S. Holder or a Non-U.S. Holder, as defined below, with respect to the common stock. This discussion does not purport to deal with the tax consequences of owning our common stock to all categories of investors, some of which (such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, persons who are investors in pass-through entities, persons who own, actually or under applicable constructive ownership rules, 10% or more of our common stock, dealers in securities or currencies and investors whose functional currency is not the U.S. dollar) may be subject to special rules. This discussion deals only with holders who purchase common stock in connection with this offering and hold the common stock as a capital asset. Moreover, this discussion is based on laws, regulations and other authorities in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our common stock.

Marshall Islands Tax Considerations

        The following are the material Marshall Islands tax consequences of our activities to us and to our shareholders of investing in our common stock. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax or income tax will be imposed upon payments of dividends by us to our shareholders or proceeds from the disposition of our common stock.

U.S. Federal Income Tax Considerations

        The following are the material U.S. federal income tax consequences to us of our activities and to U.S. Holders and Non-U.S. Holders, as defined below, of investing in our common stock. The following discussion of U.S. federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect.

        We have made special U.S. tax elections in respect of each of the controlled shipowning or operating subsidiaries that are potentially subject to tax as a result of deriving income attributable to the transportation of cargoes to or from the United States. The effect of the special U.S. tax elections is to ignore or disregard the subsidiaries for which elections have been made as separate taxable entities from that of their parent, Genco Shipping & Trading Limited. Therefore, for purposes of the following discussion, Genco Shipping & Trading Limited, and not the subsidiaries subject to this special election, will be treated as the owner and operator of the subsidiary vessels and as receiving the income from these vessels.

U.S. Federal Income Taxation of Genco

Taxation of Operating Income: In General

        Unless exempt from U.S. federal income taxation, a foreign corporation is subject to U.S. federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis or from the performance of services directly related to those uses, which we refer to as "shipping income," to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United

States constitutes income from sources within the United States, which we refer to as "U.S.-source shipping income."

        Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any U.S. federal income tax.

        Shipping income attributable to transportation exclusively between U.S. ports will be considered to be 100% derived from U.S. sources. However, due to prohibitions under U.S. law, we do not engage in the transportation of cargoes that produce 100% U.S.-source shipping income.

        Unless exempt from tax under Section 883 of the Code, our gross U.S.-source shipping income generally would be subject to a 4% tax, imposed without allowance for deductions as described below.

Exemption of Operating Income from United States Federal Income Taxation

        Under Section 883 of the Code and the related regulations, a foreign corporation will be exempt from U.S. federal income taxation on its U.S.-source shipping income if:

          (1)   it is organized in a qualified foreign country, which is one that grants an "equivalent exemption" from tax to corporations organized in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883, and to which we refer as the "Country of Organization Test"; and

          (2)   either

            (a)   more than 50% of the value of its stock is beneficially owned, directly or indirectly, by qualified shareholders, which includes individuals who are "residents" of a qualified foreign country, to which we refer as the "50% Ownership Test"; or

            (b)   its stock is "primarily and regularly traded on an established securities market" in a qualified foreign country or in the United States, to which we refer as the "Publicly Traded Test"; or

            (c)   it is a "controlled foreign corporation," or CFC, and it satisfies a qualified U.S. person ownership test to which, collectively, we refer as the "CFC Test."

        The Marshall Islands, the jurisdiction where we are incorporated, has been officially recognized by the IRS as a qualified foreign country that currently grants the requisite "equivalent exemption" from tax in respect of each category of shipping income we earn and expect to earn in the future. Therefore, we satisfy the Country of Organization Test and will be exempt from U.S. federal income taxation with respect to our U.S.-source shipping income if we satisfy any one of the 50% Ownership Test, the Publicly Traded Test or the CFC Test.

        We believe that we satisfy the Publicly Traded Test, as discussed below. We do not currently anticipate circumstances under which we would be able to satisfy either the CFC Test or the 50% Ownership Test.

Publicly Traded Test

        The regulations under Section 883 provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market in a country if the number of shares of such class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares of such stock that are traded during that year on established securities markets in any other single country. Our common stock, which is our sole class of issued and outstanding stock, is "primarily traded" on the NYSE.

        Under the regulations, our common stock will be considered to be "regularly traded" on an established securities market if more than 50% of our outstanding shares of common stock are listed on such market, to which we refer as the "listing threshold."

        It is further required that in addition to the listing threshold, (1) our common stock must be traded on such market, other than in minimal quantities, on at least 60 days during the taxable year or one sixth of the days in a short taxable year; and (2) the aggregate number of shares of our common stock traded on such market during the taxable year is at least 10% of the average number of shares of our common stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. The regulations provide that the trading frequency and trading volume tests will be deemed satisfied if our common stock is regularly quoted by dealers making a market in our stock.

        We currently satisfy the listing threshold and the trading frequency and trading volume tests and therefore, subject to the Five Percent Override Rule described below, will be considered to be "regularly traded" on the NASDAQ National Market or the NASDAQ Global Select Market from January 1, 2006 to April 10, 2007, and the NYSE since April 11, 2007.

        Notwithstanding the conclusions stated above, the regulations provide, in pertinent part, that our common stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the outstanding shares of our stock are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of our outstanding common stock, to which we refer as the "Five Percent Override Rule."

        For purposes of being able to determine the persons who actually or constructively own 5% or more of our stock, or "5% shareholders," the regulations permit us to rely on Schedule 13G and Schedule 13D filings with the SEC to identify our 5% shareholders. The regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% shareholder for these purposes.

        In the event the Five Percent Override Rule is triggered, the regulations provide that the Five Percent Override Rule will nevertheless not apply if we can establish that there are sufficient 5% shareholders that are considered to be "qualified shareholders" for purposes of Section 883 to preclude non-qualified 5% shareholders from owning 50% or more of our stock for more than half the number of days during the taxable year.

        We believe that, based on the ownership of our common stock in 2007 and 2008 to date, the Five Percent Override rule has not been triggered. However, if 5% shareholders were to own more than 50% of our common stock for more than half the days of any future taxable year, the Five Percent Override Rule would be triggered. If the Five Percent Override Rule were triggered, we believe we would have significant difficulty in satisfying the exception described in the immediately preceding paragraph and, therefore, would not qualify for the Publicly Traded Test because United States persons are non-qualified shareholders for purposes of Section 883 and we believe substantially all the beneficial owners of our common stock are United States persons.

Taxation in Absence of Section 883 Exemption

        If the exemption under Code Section 883 does not apply to us, our U.S. source shipping income would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions to the extent that such income is not considered to be "effectively connected" with the conduct of a United States trade or business, as described below. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being U.S.-source shipping income, the maximum effective rate of U.S. federal income tax on our non-"effectively connected" gross shipping income would never exceed 2% under the 4% gross-basis tax regime.

        To the extent our U.S. source shipping income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax, currently imposed at rates of up to 35%. In addition, we may be subject to the 30% "branch profits" tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

        Our U.S.-source shipping income would be considered "effectively connected" with the conduct of a U.S. trade or business only if:

  •
  we have, or are considered to have, a fixed place of business in the United States involved in the earning of U.S.-source shipping income; and

  •
  substantially all of our U.S. source shipping income is attributable to regularly scheduled transportation such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

        We do not intend to have, or permit circumstances that would result in having, any vessel sailing to or from the United States on a regularly scheduled basis. Based on our current shipping operations and the expected mode of our future shipping operations and other activities, we believe that none of our U.S.-source shipping income will be "effectively connected" with the conduct of a U.S. trade or business.

United States Taxation of Gain on Sale of Vessels

        If, as we believe, we qualify for exemption from tax under Section 883 in respect of the shipping income derived from the international operation of our vessels, then gain from the sale of any such vessel should likewise be exempt from tax under Section 883. If, however, our shipping income from such vessels does not, for whatever reason, qualify for exemption under Section 883, and assuming that any gain derived from the sale of a vessel sale is attributable to our U.S. office, as we believe likely to be the case as we are currently structured, then such gain will be treated as derived from U.S. sources and subject to U.S. federal income tax as "effectively connected" income (determined under rules different from those discussed above) under the net income and branch tax regime.

U.S. Federal Income Taxation of U.S. Holders

        As used below, the term "U.S. Holder" means a beneficial owner of our common stock that is an individual U.S. citizen or resident, a U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

        If a partnership holds shares of our common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding shares of our common stock, you are encouraged to consult your tax advisor.

Distributions

        Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of those earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common stock, on a dollar-for-dollar basis, and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as foreign source "passive income" for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

        Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a "U.S. Non-Corporate Holder") will generally be treated as "qualified dividend income" that is taxable to such U.S. Non-Corporate Holder at preferential tax rates (through 2010), provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the NYSE on which our common stock is traded); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are or will be); (3) the U.S. Non-Corporate Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (4) the U.S. Non-Corporate Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that (i) any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Non-Corporate Holder, although we believe that they will be so eligible, or (ii) the preferential rate on dividends will not be repealed prior to the scheduled expiration date. Any dividends we pay out of earnings and profits which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Non-Corporate Holder.

        Special rules may apply to any "extraordinary dividend"—generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder's adjusted basis (or fair market value in certain circumstances) in a share of our common stock—paid by us. If we pay an "extraordinary dividend" on our common stock that is treated as "qualified dividend income," then any loss derived by a United States Non-Corporate Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or Other Disposition of Common Stock

        Assuming we are not a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for U.S. foreign tax credit purposes. Long-term capital gains of U.S. Non-Corporate Holders are eligible for reduced rates of taxation. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

        Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a "passive foreign investment company" for U.S. federal income tax purposes. In general, we will be treated as a passive foreign investment company if, for any taxable year, either

  •
  at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

  •
  at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income.

        Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

        Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a passive foreign investment company with respect to any taxable year. Although there is no legal authority directly governing the matter and we are not relying on an opinion of counsel, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company. We believe there is significant legal authority supporting our position consisting of the Code, legislative history, case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

        As discussed more fully below, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a "QEF election." As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to our common stock, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election

        If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an "Electing Holder," the Electing Holder must report each year for U.S. federal income tax purposes its pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder's adjusted tax basis in its shares of our common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the Electing Holder's shares of our common stock and will not be taxed again once distributed. An Electing Holder would not, however, be entitled to a deduction for its pro rata share of any losses that we incur in any year. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder would make a QEF election with respect to any year that our company is a passive foreign investment company by filing one copy of IRS Form 8621 with his U.S. federal income tax return. If we determine that we are a passive foreign investment company for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above.

Taxation of U.S. Holders Making a "Mark-to-Market" Election

        Alternatively, if we were to be treated as a passive foreign investment company for any taxable year and, as we anticipate, our stock is treated as "marketable stock," a U.S. Holder would be allowed to make a "mark-to-market" election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder's adjusted tax basis in its shares of our common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in its shares of our common stock over the fair market value of those shares at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in its shares of our common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of our common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

        If we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder who does not make either a QEF election or a "mark-to-market" election for that year, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on its shares of our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for its shares of our common stock), and (2) any gain realized on the sale, exchange or other disposition of its shares of our common stock. Under these special rules:

  •
  the excess distribution or gain would be allocated ratably over the Non-Electing Holder's aggregate holding period for its shares of our common stock;

  •
  the amount allocated to the current taxable year, and any taxable year before the first taxable year in which we were a passive foreign investment company, would be taxed as ordinary income in the current year; and

  •
  the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax on ordinary income in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed on the resulting tax liability as if that tax liability had been due for each such other taxable year.

        These rules would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common stock. If we are a passive foreign investment company and a Non-Electing Holder who is an individual dies while owning shares of our common stock, such holder's successor generally would not receive a step-up in tax basis for those shares.

U.S. Federal Income Taxation of "Non-U.S. Holders"

        A beneficial owner of shares of our common stock (other than a partnership) that is not a U.S. Holder is referred to below as a "Non-U.S. Holder."

Dividends on Common Stock

        Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us on our common stock unless that income is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty applicable to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Stock

        Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

  •
  the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States (and, if the Non-U.S. Holder is entitled to the benefits of an income tax treaty applicable to that gain, that gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); or

  •
  the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

        If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from its shares of our common stock, including dividends and the gain from the sale, exchange or other disposition of these shares, that is effectively connected with the conduct of that trade or business will generally be subject to regular U.S. federal income tax in the same manner as discussed in the section above relating to the taxation of U.S. Holders. In addition, if the Non-U.S. Holder is a corporation, its earnings and profits that are attributable to the effectively connected income, as determined after allowance for certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

        In general, payments of distributions on, or the proceeds of a disposition of, shares of our common stock will be subject to information reporting requirements with respect to U.S. Non-Corporate Holders. Such payments to U.S. Non-Corporate Holders may also be subject to backup withholding tax if the holder:

  •
  fails to provide us with an accurate taxpayer identification number;

  •
  is notified by the IRS that it has failed to report all interest or dividends required to be shown on its federal income tax returns; or

  •
  fails to comply with applicable certification requirements.

        Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

        Backup withholding tax is not an additional tax. Rather, holders generally may obtain a refund of any amounts withheld under backup withholding rules that exceed their income tax liability by filing a refund claim with the IRS.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated May     , 2008, the underwriters named below, for whom Morgan Stanley & Co. Incorporated is acting as representative, have severally agreed to purchase, and we and the selling shareholders have agreed to sell to them, severally, the number of shares of our common stock indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
Jefferies & Company, Inc.
J.P. Morgan Securities Inc.
Dahlman Rose & Company, LLC
DNB NOR Markets, Inc.

Total	6,250,000

        The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take and pay for the shares of common stock covered by the underwriters' over-allotment option described below. In no event shall the maximum compensation to be received by the underwriters in connection with this offering exceed 8% of the gross proceeds received by us and the selling shareholders.

        The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price less a concession not in excess of $            per share. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 625,000 additional shares of our common stock at the purchase price listed above. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

        The following table shows the per share and total purchase price, underwriting discounts and commissions, and proceeds before expenses to us or the selling shareholders. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 625,000 shares of our common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$
Underwriting discounts and commissions to be paid by the selling shareholders	$	$	$
Proceeds, before expenses, to the selling shareholders	$	$	$

        Shares of our common stock are listed on the New York Stock Exchange under the trading symbol "GNK."

        We, our directors and executive officers and the selling shareholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, none of us will, during the period ending 45 days after the date of this prospectus (or during the period ending 360 days after the date of this prospectus as to Mr. Georgiopoulos):

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock; or

  •
  file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

        The restrictions described in this paragraph do not apply to:

  •
  the sale of shares by the selling shareholders to the underwriters;

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  the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing or which is described in this prospectus;

  •
  the grant of options or the issuance of shares of nonvested stock or restricted stock units by us to employees, officers, directors, advisors or consultants pursuant to any employee benefit plan referred to in this prospectus;

  •
  the filing of any registration statement on Form S-8 in respect of any employee benefit plan referred to in this prospectus; and

  •
  the transfer by our executive officers or directors of shares of common stock or securities convertible into or exchangeable or exercisable for common stock by gift; provided that the transferee executes a copy of the lock-up agreement and that no filing by any party (donor, donee, transferor or transferee) under Section 16(a) of the Exchange Act will be required or will be made voluntarily in connection with such transfer or distribution (other than a filing on Form 5 made after the expiration of the lock-up period).

        Furthermore, with regard to our Chairman, Peter C. Georgiopoulos, only, the underwriters have agreed to an exception to the lock-up arrangements described above, so that Mr. Georgiopoulos may pledge any of his shares of common stock to Morgan Stanley & Co. Incorporated or an affiliate thereof pursuant to a bona fide pledge arrangement, and Morgan Stanley & Co. Incorporated or such affiliate, as lender in connection with such pledge arrangement, may sell such shares.

        The lock-up period described in the preceding paragraphs will be extended if:

  •
  during the last 17 days of the lock-up period we issue a release about earnings or material news or a material event relating to us occurs; or

  •
  prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the release or the occurrence of the material news or material event.

        In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares of common stock available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares of our common stock in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares of our common stock compared to the price available under the over-allotment option. The underwriters may also sell shares of our common stock in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares of our common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

        From time to time, some of the underwriters and their affiliates have provided and may continue to provide investment banking and other services to us for fees and commissions that we believe are customary. DnB NOR Bank ASA, New York Branch, an affiliate of DnB NOR Markets, Inc., is the agent and a lender under our 2007 Credit Facility, for which it receives customary fees.

        In connection with the repayment of a portion of the indebtedness under our 2007 Credit Facility, DnB NOR Bank ASA, an affiliate of one of the underwriters for this offering, is expected to receive more than 10% of the net proceeds of this offering. Accordingly, this offering is being conducted in accordance with Rule 2710(h) of NASD Rules. Because a bona fide independent market exists for our common stock, the NASD Rules do not require that we use a qualified independent underwriter for this offering.

        We, the selling shareholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of liabilities.

        In connection with the offering, the underwriters and selling group members may engage in passive market making transactions in the common stock on the NYSE in accordance with Rule 103 of Regulation M under the Exchange Act during the period before the commencement of offers or sales of our common stock and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker's bid that bid must be lowered when specified purchase limits are exceeded.

        A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representative on the same basis as other allocations.

        Other than the prospectus in electronic format, the information on any underwriter's Web site and any information contained in any other Web site maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

        We have agreed to pay all of the expenses in connection with this offering. We estimate that our total expenses in connection with this offering, excluding underwriter discounts and commissions, will be approximately $0.4 million.

LEGAL MATTERS

        Various legal matters in connection with this offering will be passed on for: (1) us, Peter C. Georgiopoulos and John C. Wobensmith by Kramer Levin Naftalis & Frankel LLP, New York, New York; (2) us by Reeder & Simpson P.C., Majuro, Marshall Islands and Seward & Kissel LLP, New York, New York; (3) OCM Fleet Acquisition LLC by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California; and (4) the underwriters by Baker Botts L.L.P., Houston Texas.

EXPERTS

        The consolidated financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2007 and the effectiveness of our internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We are a reporting company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy such material at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549-1004. Please call the SEC at 1-800-SEC-0330 for more information on the operation of the Public Reference Room. You can also find our SEC filings at the SEC's Web site at http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and some information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding such documents or portions thereof that are not deemed "filed" under the Exchange Act in accordance with the Exchange Act and applicable SEC rules and regulations):

  •
  Our Annual Report on Form 10-K for the year ended December 31, 2007;

  •
  Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008; and

  •
  The description of our common stock and the rights associated with our common stock contained in our Registration Statement on Form S-1, Registration No. 333-124718, and our Registration Statement on Form 8-A, File No. 001-33393, filed on April 3, 2007.

        We filed a registration statement on Form S-3 to register with the SEC the securities described in this prospectus. This prospectus is part of that registration statement. As permitted by SEC rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement and the exhibits and schedules for more information about us and our securities. The registration statement and exhibits and schedules are also available at the SEC's Public Reference Room or through its Web site.

        You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Genco Shipping & Trading Limited
299 Park Avenue, 20th Floor
New York, New York 10171
(646) 443-8550
Attn: Investor Relations

        You should rely only on the information contained or incorporated in this prospectus. We have not authorized anyone else to provide you with different information. You should not rely on any other representations. Our affairs may change after this prospectus is distributed. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

        All the amounts shown are estimates except the Securities and Exchange Commission registration fee.

Item	Amount
Securities and Exchange Commission Registration Fee	$19,386
FINRA Fee	$49,828
NYSE Listing Fee	$30,000
Legal Fees and Expenses	$125,000
Printing Expenses	$30,000
Accounting Fees and Expenses	$125,000
Other Fees and Expenses	$25,000

Total	$404,214

Item 15.    Indemnification of Directors and Officers

        Our amended and restated bylaws generally provide that every director and officer of our company shall be indemnified out of our funds to the extent provided by Section 60 of the BCA. The articles of incorporation of each of our ship-owning subsidiaries, which are incorporated in the Marshall Islands and therefore subject to the BCA, provide that the subsidiaries will indemnify each of their present and former directors and officers against expenses actually and necessarily incurred by them in connection with the defense of any action, suit or proceeding to be liable for negligence or misconduct in performance of duty. Section 60 of the BCA provides that Marshall Islands corporations may indemnify any of their directors or officers who are or are threatened to be a party to any legal action resulting from fulfilling their duties to the corporation, including serving at the request of the corporation as a director of another corporation, partnership, joint venture, trust, or other enterprise (such as a subsidiary) against reasonable expenses, judgments and fees (including attorneys' fees) incurred in connection with the legal action if the director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, will not create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful. However, no indemnification will be permitted in cases where it is determined that the director or officer was liable for negligence or misconduct in the performance of his duty to the corporation, unless the court in which the legal action was brought determines that the person is fairly and reasonably entitled to indemnity, and then only for the expenses that the court deems proper. A corporation is permitted to advance payment for expenses occurred in defense of an action if its board of directors decides to do so.

        Genco Ship Management LLC ("GSM"), our management subsidiary, is a limited liability company organized under the laws of the State of Delaware. Section 18-108 of the Delaware Limited Liability Company Act (the "Delaware LLC Act") provides that a limited liability company may, and shall have the power to, indemnify and hold harmless any manager or member or other person from and against any and all claims and demands whatsoever. Section 18-303 of the Delaware LLC Act provides generally that the debts, obligations and liabilities of a limited liability company shall be solely the debts, obligations and liabilities of the company, and no member or manager of the company shall be obligated personally for any such debt, obligation or liability solely by reason of being a member or acting as a manager of the company, unless such member or manager agrees under a limited liability company agreement or other agreement to be personally liable for any or all of the debts, obligations and liabilities of the company. GSM's operating agreement provides that GSM shall indemnify and hold harmless each manager and each officer of GSM from and against all costs, losses, liabilities, and damages paid or incurred by such manager or officer in connection with the business affairs of GSM except where such costs, losses, liabilities, and damages are attributable to the willful misconduct or gross negligence of such manager or officer.

        In addition, Marshall Islands corporations may purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against him and incurred by him in his capacity as a director or officer whether or not the corporation would have the power to indemnify him against such liability under the provisions of the BCA. Similarly, Delaware limited liability companies may purchase and maintain insurance on behalf of managers, officers and other persons against any liability which may be asserted against, or expense which may be incurred by, any such persons in connection with activities of Delaware limited liability companies. We currently have liability insurance to provide our directors, officers and managers with insurance coverage for losses arising from claims based on breaches of duty, negligence, errors and other wrongful acts.

        It is currently unclear as a matter of law what impact these provisions will have regarding securities law violations. The Commission takes the position that indemnification of directors, officers and controlling persons against liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and therefore is unenforceable.

Item 16.    Exhibits

1.1	Form of Underwriting Agreement.*
4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the registrant's Registration Statement on Form S-1 (Amendment No. 3) (No. 333-124718) filed on July 18, 2005).
4.2	Form of Shareholders' Rights Agreement (incorporated by reference to Exhibit 4.2 to the registrant's Registration Statement on Form S-1 (Amendment No. 3) (No. 333-124718) filed on July 18, 2005).
5.1	Opinion of Reeder & Simpson P.C., Marshall Islands counsel to Genco, as to the legality of securities being registered.
8.1	Opinion of Reeder & Simpson P.C., Marshall Islands counsel for the Company, as to certain tax matters.
8.2	Opinion of Kramer Levin Naftalis & Frankel LLP, United States tax counsel for the Company, as to certain tax matters.
23.1	Consent of Reeder & Simpson P.C. (included as part of Exhibits 5.1 and 8.1).
23.2	Consent of Kramer Levin Naftalis & Frankel LLP (included as part of Exhibit 8.2).
23.3	Consent of Deloitte & Touche LLP.
24.1	Power of attorney (included on signature page).

*
To be filed as an exhibit to a current report on Form 8-K and incorporated herein by reference.

Item 17.    Undertakings

        (a)   The undersigned registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i)    To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (i), (ii) and (iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

          (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4)   That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

            (i)    Each prospectus filed by a registrant pursuant to Rule 424(b)(3) shall be deemed to be part of this registration statement as of the date the filed prospectus was deemed part of and included in this registration statement; and

            (ii)   Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in this registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or prospectus that is part of this registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such effective date.

          (5)   That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

            (i)    Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

            (ii)   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

            (iii)  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

            (iv)  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

        (b)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

        (c)   The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 19, 2008.

GENCO SHIPPING & TRADING LIMITED
By:	/s/ JOHN C. WOBENSMITH John C. Wobensmith, Chief Financial Officer

POWER OF ATTORNEY

        Each person whose signature appears below constitutes and appoints, jointly and severally, Robert Gerald Buchanan and John C. Wobensmith, his true and lawful attorneys-in-fact and agents, each of whom may act alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement on Form S-3, and to sign any related registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ PETER C. GEORGIOPOULOS Peter C. Georgiopoulos	Chairman of the Board and Director	May 19, 2008
/s/ ROBERT GERALD BUCHANAN Robert Gerald Buchanan	President (Principal Executive Officer)	May 19, 2008
/s/ JOHN C. WOBENSMITH John C. Wobensmith	Chief Financial Officer, Secretary and Treasurer (Principal Financial and Accounting Officer)	May 19, 2008
/s/ STEPHEN A. KAPLAN Stephen A. Kaplan	Director	May 19, 2008

/s/ NATHANIEL C.A. KRAMER Nathaniel C.A. Kramer	Director	May 19, 2008
/s/ HARRY A. PERRIN Harry A. Perrin	Director	May 19, 2008
/s/ MARK F. POLZIN Mark F. Polzin	Director	May 19, 2008
/s/ ROBERT C. NORTH Rear Admiral Robert C. North, USCG (ret.)	Director	May 19, 2008
/s/ BASIL G. MAVROLEON Basil G. Mavroleon	Director	May 19, 2008

EXHIBIT INDEX

1.1	Form of Underwriting Agreement.*
4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the registrant's Registration Statement on Form S-1 (Amendment No. 3) (No. 333-124718) filed on July 18, 2005).
4.2	Form of Shareholders' Rights Agreement (incorporated by reference to Exhibit 4.2 to the registrant's Registration Statement on Form S-1 (Amendment No. 3) (No. 333-124718) filed on July 18, 2005).
5.1	Opinion of Reeder & Simpson P.C., Marshall Islands counsel to Genco, as to the legality of securities being registered.
8.1	Opinion of Reeder & Simpson P.C., Marshall Islands counsel for the Company, as to certain tax matters.
8.2	Opinion of Kramer Levin Naftalis & Frankel LLP, United States tax counsel for the Company, as to certain tax matters.
23.1	Consent of Reeder & Simpson P.C. (included as part of Exhibits 5.1 and 8.1).
23.2	Consent of Kramer Levin Naftalis & Frankel LLP (included as part of Exhibit 8.2)
23.3	Consent of Deloitte & Touche LLP.
24.1	Power of attorney (included on signature page).

*
To be filed as an exhibit to a current report on Form 8-K and incorporated herein by reference.

QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK AND DIVIDENDS
SELLING SHAREHOLDERS
CAPITALIZATION
TAX CONSIDERATIONS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
Part II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 14. Other Expenses of Issuance and Distribution
  Item 15. Indemnification of Directors and Officers
  Item 16. Exhibits
  Item 17. Undertakings
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX